UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
	OMB Number:	3235-0145
	Expires:	February 28, 2006
Estimated average burden hours response..................................15

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Ameritrans Capital Corp (AMTC)
(Name of Issuer)
(1) Common Stock, $0.0001 par value; (2) 9 3/8% Cumulative Participating Redeemable Preferred Stock; (3) Warrants Exercisable into shares of Common Stock
(Title of Class of Securities)
(1) 03073H108; (2) 03073H207; (3) 03073H116
(CUSIP Number)
J.E. Mitchell & Co., L.P., General Partner (James E. Mitchell, General Partner) Mitchell Partners, L.P. 3187-D Airway Avenue, Costa Mesa, California 92626, Telephone No.: 714-432-5300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 26, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (1-06)

CUSIP No. (1) 03073H108; (2) 03073H207; (3) 03073H116	Page 2 of 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Mitchell Partners, L.P., a California limited partnership; J.E. Mitchell & Co., L.P., a California limited partnership; and James E. Mitchell, an individual
2.

Check the Appropriate Box if a Member of a Group (See Instructions)
(a)  |X|  James E. Mitchell is the sole general partner of J.E. Mitchell & Co., L.P., which is the sole general partner of Mitchell Partners, L.P., a California limited partnership, with sole control over all matters relating to investment and voting control
(b)  |_|

3.	SEC Use Only

4.	Source of Funds (See Instructions)
Working capital of Mitchell Partners, L.P. (WC)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6.	Citizenship or Place of Organization
California (for all parties)
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

Mitchell Partners, L.P. – (i) 289,210 shares of Common Stock (including 15,000 shares of Common Stock that may be acquired upon the exercise of Warrants) and (ii) 21,900 shares of 9 3/8% Cumulative Participating Redeemable Preferred Stock. James E. Mitchell has sole dispositive power as to all shares. (See Item No.5)

	8.	Shared Voting Power
Not applicable
	9.	Sole Dispositive Power

Mitchell Partners, L.P. – (i) 289,210 shares of Common Stock (including 15,000 shares of Common Stock that may be acquired upon the exercise of Warrants) and (ii) 21,900 shares of 9 3/8% Cumulative Participating Redeemable Preferred Stock. James E. Mitchell has sole dispositive power as to all shares. (See Item No.5)

	10.	Shared Dispositive Power
Not applicable
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

Mitchell Partners, L.P. – (i) 289,210 of Common Stock (including 15,000 shares of Common Stock that may be acquired upon the exercise of Warrants) (10.4% of 2,773,220 shares of Common Stock outstanding) and (ii) 21,900 shares of 9 3/8% Cumulative Participating Redeemable Preferred Stock (7.3% of 300,000 shares of Common Stock outstanding). James E. Mitchell has sole dispositive power as to all shares. (See Item No.5)

CUSIP No. (1) 03073H108; (2) 03073H207; (3) 03073H116	Page 3 of 7

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

13.	Percent of Class Represented by Amount in Row (11)

Mitchell Partners, L.P. – (i) 289,210 of Common Stock (including 15,000 shares of Common Stock that may be acquired upon the exercise of Warrants) (10.4% of 2,773,220 shares of Common Stock outstanding) and (ii) 21,900 shares of 9 3/8% Cumulative Participating Redeemable Preferred Stock (7.3% of 300,000 shares of Common Stock outstanding). James E. Mitchell has sole dispositive power as to all shares. (See Item No.5)

14.	Type of Reporting Person (See Instructions)
Mitchell Partners, L.P. – Limited Partnership (PN); J.E. Mitchell & Co., L.P. – Limited Partnership (PN); James E. Mitchell – Individual (IN)

CUSIP No. (1) 03073H108; (2) 03073H207; (3) 03073H116

Item 1. Security and Issuer.

The securities that are the subject of this statement consist of Common Stock ($0.0001 par value) and 9 3/8% Cumulative Participating Redeemable Preferred Stock (Face Value $12.00) of Ameritrans Capital Corp (the "Issuer"). The name and the address of the principal executive offices of the Issuer are as follows:

Ameritrans Capital Group
747 Third Avenue, Fourth Floor
New York, New York 10117
Attention: Chairman

Item 2. Identity and Background.

(a)  This statement is filed on behalf of Mitchell Partners, L.P., a California limited partnership, J.E. Mitchell & Co., L.P., a California limited partnership, and James E. Mitchell.

(b)  The business address of Mitchell Partners, L.P., J.E. Mitchell & Co., L.P. and James E. Mitchell is:

James E. Mitchell, General Partner of J.E. Mitchell & Co., L.P.
J.E. Mitchell & Co., L.P., General Partner of Mitchell Partners, L.P.
Mitchell Partners, L.P.
3187-D Airway Avenue
Costa Mesa, California 92626

(c)  (1) The principal business of Mitchell Partners, L.P. is securities investment. Mitchell Partners, L.P. is not an operating company, and it has no subsidiaries. Mitchell Partners, L.P. is solely managed by its sole general partner, J.E. Mitchell & Co., L.P.

(2)  The principal occupation of J.E. Mitchell & Co., L.P. is to manage the affairs of Mitchell Partners, L.P.

(3)  The principal occupation of James E. Mitchell is that of a private investor and the sole general partner of J.E. Mitchell & Co., L.P., which is the general partner of Mitchell Partners, L.P.

(d)  None of Mitchell Partners, L.P., J.E. Mitchell & Co., L.P. or James E. Mitchell has during the last five (5) years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  None of Mitchell Partners, L.P., J.E. Mitchell & Co., L.P. or James E. Mitchell was during the last five (5) years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or

CUSIP No. (1) 03073H108; (2) 03073H207; (3) 03073H116

prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Both Mitchell Partners, L.P. and J.E. Mitchell & Co., L.P. are California limited partnerships with principal executive offices in California. James E. Mitchell, a California resident, is the sole general partner of J.E. Mitchell & Co., L.P., the sole general partner of Mitchell Partners, L.P.

Item 3. Source and Amount of Funds or Other Consideration.

(a)  Mitchell Partners, L.P. used general working capital funds to acquire the 289,210 shares of Common Stock, of which (i) 15,000 shares are issuable upon the exercise of Warrants and (ii) 60,000 shares are restricted shares acquired in a private placement by the Issuer; and 21,900 shares of 9 3/8% Cumulative Participating Redeemable Preferred Stock of the Issuer. The Warrants were issued in connection with the issuance of the 60,000 shares of restricted Common Stock referenced above.

(b)  Mitchell Partners, L.P. has not used borrowed funds to acquire the subject securities.

(c)  Except for the 15,000 shares of Common Stock that may be acquired upon the exercise of Warrants and 60,000 shares that are restricted shares, referenced in (a)(i) and (ii) above, the subject securities transactions were all effected in the ordinary course of business by Mitchell Partners, L.P. through registered broker-dealers. Mitchell Partners, L.P. purchased the 60,000 shares of restricted Common Stock and 15,000 shares of Common Stock that may be acquired upon the exercise of Warrants on January 26, 2006. The transaction was effected with the Issuer in a private placement transaction.

Item 4. Purpose of Transaction.

All transactions for the purchase or sale of the Common Stock and Preferred Stock of the Issuer by Mitchell Partners, L.P. were conducted for investment purposes in the ordinary course of business and not for the purpose of gaining control of the Issuer. Mitchell Partners, L.P. has no plans or proposals that relate to (i) any extraordinary corporate transaction, (ii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the present Board of Directors or management of the Issuer, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer’s business or corporate structure, (vi) any changes in the Issuer’s charter, bylaws or instruments corresponding thereto, or other actions that may impede the acquisition or control of the Issuer by any person, (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (ix) any other material changes in the operation, management, structure or financial condition of the Issuer. Mitchell Partners, L.P. intends to continue to conduct investment activities related

CUSIP No. (1) 03073H108; (2) 03073H207; (3) 03073H116

to the securities of the Issuer in the ordinary course of business, including investments in both Common Stock and Preferred Stock.

In connection with the Issuer’s announced plan for a private offering of the Issuer’s shares of Common Stock and Warrants, Mitchell Partners, L.P. purchased 60,000 shares and received 15,000 Warrants pursuant to a Subscriber Agreement (Exhibit A) and related Common Stock Subscription Agreement (Exhibit B). The shares of Common Stock are presently not registered with the Securities and Exchange Commission, but the Issuer has undertaken to use best efforts to obtain registration of the restricted Common Stock and of any shares of Common Stock received upon the exercise of any of the Warrants, such undertaking reflected in the Registration Rights Agreement between the Issuer and Mitchell Partners, L.P. (Exhibit C). The Warrant is attached as Exhibit D.

Item 5. Interest in the Securities of the Issuer.

(a)  Mitchell Partners, L.P. owns 289,210 shares of Common Stock of the Issuer (which includes 60,000 shares of restricted Common Stock and 15,000 shares of Common Stock that may be acquired upon the exercise of Warrants), which equals approximately 10.4% of the total 2,773,220 outstanding shares of Common Stock of the Issuer (based upon information contained in the Issuer’s Quarterly Report on Form 10-Q filed on February 14, 2006). Mitchell Partners, L.P. owns 21,900 shares of Preferred Stock of the Issuer, which equals approximately 7.3% of the total 300,000 outstanding shares of Preferred Stock of the Issuer. In connection with the purchase of 60,000 shares of restricted Common Stock, the Issuer granted Mitchell Partners, L.P. Warrants for 15,000 shares of Common Stock, exercisable within five (5) years at a price of $6.44 per share. The aggregate of 289,210 shares of Common Stock of the Issuer (274,210 shares of Common Stock plus 15,000 Warrants for additional shares of Common Stock beneficially owned by Mitchell Partners, L.P.) equals approximately 10.4% of the 2,773,220 shares of Common Stock of the Issuer currently outstanding.

(b)  With respect to all shares of Common Stock and Preferred Stock of the Issuer and all Warrants for additional shares of Common Stock held by Mitchell Partners, L.P., James E. Mitchell, the general partner of J.E. Mitchell & Co., L.P., the general partner of Mitchell Partners, L.P., has the sole power to vote and the sole power to dispose.

(c)  During the prior sixty day period, Mitchell Partners, L.P. acquired the following shares of Common Stock (including Warrants for additional shares) and Preferred Stock of the Issuer at the following prices per share in purchase transactions, which, except as described in the following sentence, were conducted in the open market in the ordinary course of business through a registered broker-dealer. Mitchell Partners, L.P. purchased the 60,000 shares of restricted Common Stock and 15,000 shares of Common Stock that may be acquired upon the exercise of Warrants on January 26, 2006, which transaction was effected with the Issuer in a private placement transaction:

CUSIP No. (1) 03073H108; (2) 03073H207; (3) 03073H116

Common Stock and Warrants

Date	No. of Shares	Price Per Share

August 25, 2005 *	1,000	$5.40
October 12, 2005 *	625	$4.85
November 17, 2005 *	1,500	$5.25
November 22, 2005 *	1,500	$5.25
December 13, 2005 *	12,200	$4.95
December 13, 2005 *	8,800	$5.00
January 26, 2006	60,000	$5.85
January 26, 2006	15,000 (Warrants)**	N/A

* These transactions were not previously reported and are included herein although they occurred prior to the sixty day period prior to this Statement.

** In connection with the acquisition of 60,000 shares of restricted Common Stock, Mitchell Partners, L.P. received Warrants to acquire 15,000 shares of Common Stock for the five (5) year period following January 26, 2006 at an exercise price of $6.44 per share of Common Stock.

Preferred Stock

Date	No. of Preferred Shares	Price Per Preferred Share

September 20, 2004 *	1,500	$12.00
September 23, 2004 *	800	$12.00
April 15, 2005 *	2,000	$12.25
October 12, 2005 *	1,600	$12.15
October 18, 2005 *	2,000	$12.15
November 1, 2005 *	1,000	$12.15
January 19, 2006	1,000	$12.10
January 30, 2006	1,000	$12.00

* These transactions were not previously reported and are included herein although they occurred prior to the sixty day period prior to this Statement.

(d)

No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of Common Stock or Preferred Stock of the Issuer held by Mitchell Partners, L.P.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None of Mitchell Partners, L.P., J.E. Mitchell & Co., L.P. or James E. Mitchell is a party to any contract, arrangement, understanding or relationship with respect to any

CUSIP No. (1) 03073H108; (2) 03073H207; (3) 03073H116

securities of the Issuer, except for the Subscriber Agreement (Exhibit A), Common Stock Subscription Agreement (Exhibit B), the Registration Rights Agreement (Exhibit C) and the Warrant (Exhibit D).

Item 7. Material to Be Filed as Exhibits.

None of Mitchell Partners, L.P., J.E. Mitchell & Co., L.P. or James E. Mitchell is a party to any transaction for which any document is required to be attached to this Statement as an exhibit.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2006
Mitchell Partners, L.P.
	By:	J.E. Mitchell & Co., L.P., General Partner
	By:	/s/ James E. Mitchell
	Name:	James E. Mitchell
	Title	General Partner
J.E. Mitchell & Co., L.P.
	By:	James E. Mitchell, General Partner
	By:	/s/ James E. Mitchell
	Name:	James E. Mitchell
	Title	General Partner
James E. Mitchell
	By:	/s/ James E. Mitchell
	Name:	James E. Mitchell

Exhibit A

AMERITRANS CAPITAL CORPORATION

SUBSCRIBER AGREEMENT

PLEASE READ CAREFULLY BEFORE SIGNING

All subscriptions are subject to acceptance by Ameritrans Capital Corporation. All information required to be provided herein by subscribers for determining purchaser qualifications will be kept strictly confidential, except as required by law.

To:	Stursberg & Veith
405 Lexington Avenue, Suite 4949
New York, New York 10174
Attention: Bettina C. Elstroth, Esq.
Fax: (212) 922-0995
Tel: (212) 922-1177

Ladies and Gentlemen:

1.           Subscription for shares of common stock, $.0001 par value of Ameritrans Capital Corporation at a purchase price of $5.85 per share with warrants exercisable at 110% of the purchase price of the stock.

A.          The undersigned, intending to be legally bound, hereby irrevocably subscribes for that number of shares of common stock, $.0001 par value (the "Shares") of Ameritrans Capital Corporation, a Delaware corporation (the "Company"), as set forth on the signature page attached hereto, at a purchase price of $5.85 per Share (the "Purchase Price"). This subscription is submitted to you in accordance with and subject to the terms and conditions described in this Subscriber Agreement and the confidential investment summary dated as of July 29, 2005, as amended or supplemented from time to time, including all attachments, exhibits, and schedules thereto (the "Investment Summary"), relating to the offering by the Company of a minimum of 512,821 Shares and up to a maximum of 1,709,401 Shares (the "Offering") to persons who are "accredited investors," as defined by Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the "Act"). For every four (4) Shares purchased, the Company will issue to the investor one (1) warrant (the "Warrants"), exercisable for five (5) years from the date of issuance, to purchase one (1) Share at an exercise price of $6.44 per Share, which exercise price is 110% of the Purchase Price. Management may participate in this Offering.

1

B.           The Company will commence accepting subscriptions, and payment for the Shares, from and after July 29, 2005, and shall cease accepting subscriptions, and payment for the Shares, at 5:00 pm ET on October 27, 2005, unless extended by the Company in its sole discretion for up to an additional ninety (90) days (the "Termination Date"). The Company may terminate the Offering at any time. Any subscriptions received by the Company prior to the Termination Date (as the same may be extended as provided in the immediately preceding sentence) will be held by the Company in an account designated by the Company, and the undersigned shall not be entitled to any interest with respect thereto pending a closing ("Closing"). The Company may hold an initial Closing upon receipt of aggregate gross proceeds totaling $3,000,000. Thereafter, the Company may hold one or more Closings from time to time as it shall determine in its sole discretion.

2.            Payment. Unless otherwise permitted by the Company in writing and in advance of the undersigned's submission of this Subscriber Agreement, the undersigned encloses herewith a check or wire transfer payable to "Stursberg & Veith, Escrow Agent" in the full amount of the Purchase Price. Such Purchase Price will be held for the undersigned's benefit, and will be returned promptly without interest, penalty, expense or deduction, if this subscription is not accepted by the Company or if the Offering is terminated pursuant to its terms or by the Company. Together with the Subscriber Agreement Signature Page and the check for the full Purchase Price, the undersigned is delivering a completed and executed Accredited Investor Certification and Form W-9.

3.            Acceptance of Subscription. The undersigned understands and agrees that the Company, in its sole discretion, reserves the right to accept or reject this or any other subscription for the Shares, in whole or in part, notwithstanding prior receipt by the undersigned of notice of acceptance of this subscription and whether or not the undersigned already owns Shares in the Company. The Company shall have no obligation hereunder until it shall execute and deliver an executed copy of this Subscriber Agreement to the undersigned. If this subscription is rejected in whole, all funds received from the undersigned will be returned without interest, penalty, expense or deduction, and this Subscriber Agreement shall thereafter be of no further force or effect. If this subscription is rejected in part, the funds for the rejected portion of this subscription will be returned without interest, penalty, expense or deduction, and this Subscriber Agreement will continue in full force and effect to the extent this subscription was accepted.

4.            Representations and Warranties. To induce the Company to accept this Subscriber Agreement, the undersigned hereby represents, warrants and covenants to the Company, as of the Closing and on each subsequent date that the undersigned purchases Shares, as follows:

2

A.           The undersigned and the undersigned's attorney, accountant and/or tax advisor, if any (collectively, the "Advisors"), have received the Investment Summary, which sets forth the relevant terms and conditions of the undersigned's investment in the Company, and have obtained any and all other documents, records, books, materials and information pertaining to the undersigned's investment in the Shares and/or deemed necessary, appropriate or relevant by the undersigned or the Advisors for evaluating the undersigned's investment in the Company (collectively, the "Offering Materials"). The undersigned confirms that it and its Advisors, if any, have read carefully and understand the Offering Materials, and have made such further investigation of the Company as was deemed appropriate to verify the accuracy of such materials and to evaluate the merits and risks of this investment. The undersigned acknowledges that it and its Advisors, if any, have had a reasonable opportunity to meet with, ask questions of and receive answers from a person or persons acting on the Company's behalf concerning the terms and conditions of the Offering and the information contained in the Offering Materials, and all such questions have been answered and all requested information has been provided to the full satisfaction of the undersigned and the Advisors, if any. The undersigned and the Advisors, if any, are satisfied that the undersigned has received adequate information with respect to all matters which it or the Advisors, if any, consider material to the undersigned's decision to make this investment.

B.           The undersigned understands that the Shares have not been registered under the Act, or the securities or similar laws of any foreign state, the United States, or other jurisdiction, and are offered in reliance on exemptions therefrom based, in part, upon the representations, warranties, covenants and agreements of the undersigned contained in this Subscriber Agreement. The undersigned understands that neither the United States Securities and Exchange Commission nor any other federal or state agency or governmental or regulatory authority of any other foreign jurisdiction has recommended, approved or endorsed the purchase of the Shares as an investment or reviewed and passed on the accuracy or adequacy of the information set forth in the Investment Summary or any other documents relating to the Company.

C.           The undersigned has the requisite knowledge and experience in financial, tax, business matters and, in particular, investments in securities to utilize the information made available to the undersigned in connection with the Offering, to evaluate the merits and risks of this investment, to make an informed investment decision with respect thereto and to protect the undersigned's interests in connection with this transaction.

D.           The undersigned is in a financial position to afford to hold the securities offered hereunder indefinitely, the undersigned's financial condition being such that the undersigned is not currently under (and does not contemplate any future) necessity or constraint to dispose of such Shares to satisfy any existing or contemplated debt or undertaking. The undersigned recognizes that the Company is a speculative venture involving significant financial risk, and the undersigned can bear the economic risk of losing the undersigned's entire investment in the Shares.

E.           The undersigned is acquiring the Shares subscribed for herein solely for the undersigned's own account, for investment, and not with a view to the distribution or resale of such Shares in whole or in part. Any information that the undersigned has heretofore furnished or furnishes herewith to the Company is complete and accurate and may be relied upon by the Company in determining the availability of an exemption from registration under any federal and state securities laws in connection with the Offering of the Shares as described in the Investment Summary. The undersigned will notify and supply corrective information to the Company immediately upon the occurrence of any change therein occurring prior to the Company's issuance of any Shares to the undersigned.

3

F.            The undersigned is an "accredited investor" within the meaning of Rule 501(a) of Regulation D promulgated under the Act and as set forth on the Accredited Investor Certification attached hereto.

G.           The undersigned understands that: (i) there are restrictions on the transferability of the Shares under applicable federal and state law; (ii) investors in the Company have no rights to require the Shares to be registered under the Act or the securities laws of any state or other jurisdiction; (iii) there is, and there will be for the foreseeable future, no public market for the Shares; and (iv) it may not be possible for the undersigned to liquidate the undersigned's investment in the Company and, accordingly, the undersigned may have to hold the Shares, and bear the economic risk of this investment, indefinitely.

H.           If the undersigned is an individual, the undersigned has reached the age of 21 and has the legal capacity, power and authority to execute, deliver and perform the undersigned's obligations under this Subscriber Agreement and all other related agreements or certificates. If the undersigned is a corporation, partnership, trust or other entity (an "Entity"), the person executing this Subscriber Agreement has the full power and authority to execute and deliver this Subscriber Agreement on behalf of the subscribing entity, and such entity is duly formed and organized, validly existing and in good standing under the laws of its jurisdiction of formation and such entity is authorized by its governing documents to execute, deliver and perform its obligations under this Subscriber Agreement. The execution and delivery of this Subscriber Agreement will not violate or be in conflict with any order, judgment, injunction, agreement or controlling document to which the undersigned is a party or by which it is bound.

I.             If the undersigned is an Entity, it has not been organized for the specific purpose of acquiring the Shares or if it has been organized for the specific purpose of acquiring the Shares, each of its beneficial owners is an Accredited Investor.

J.            The undersigned confirms that Shares were not offered to the undersigned by any means of general solicitation or general advertising including, without limitation, any article, notice, advertisement or other communication published in any newspaper, magazine or similar media or broadcast over television or radio.

K.           The undersigned acknowledges that it has been advised by the Company to consult with its own Advisors regarding legal matters concerning the Company and the tax consequences of participating in the Company. The undersigned acknowledges that in entering into this transaction it is not relying on the Company or any of its respective employees, officers, directors or agents with respect to the legal, tax, economic and related considerations of an investment in the Shares, or any information other than that contained in the Investment Summary or as contained in documents or answers to questions provided to the undersigned and/or the Advisors, if any, by the Company in connection with the Offering and the results of the undersigned's own independent investigation. No oral or written representations have been made, and no oral or written information has been furnished to the undersigned or the Advisors, if any, in connection with the Offering of the Shares which are in any way inconsistent with the information contained in the Investment Summary.

L.           Within five days after receipt of a request from the Company, the undersigned will provide such information and deliver such documents as may be necessary to comply with any and all laws and ordinances to which the Company is subject.

4

M.          Under penalties of perjury, the undersigned represents, warrants, and certifies that the undersigned is not subject to back-up withholding, pursuant to Section 3406 of the Internal Revenue Code of 1986, as amended, and that the undersigned has provided the Company the undersigned's correct tax identification number.

5.            Additional Representations and Warranties on Non-United States Persons. If the undersigned is not a United States person (as defined in Rule 902(o) promulgated under the Act), in addition to (and not in substitution of) the representations and warranties provided by the undersigned in Section 4, above, the undersigned hereby represents, warrants, and covenants to the Company that the Company shall not be obligated to sell to the undersigned, and the undersigned shall not be entitled to purchase from the Company, securities unless the Company has received an opinion of counsel prior to the Closing Date with respect to compliance with the securities laws of the undersigned's jurisdiction of residence and regarding any other opinions and/or undertakings that the Company reasonably requests in connection with the Offering and sale of the securities to the undersigned.

6.            Reliance on Representations and Warranties. The undersigned understands the meaning of the representations and warranties contained in this Subscriber Agreement, and understands and acknowledges that the Company is relying upon the representations and warranties contained in this Subscriber Agreement in determining whether the Offering is eligible for exemption from the registration requirements contained in the Act in determining whether to accept the subscription tendered hereby and for other regulatory purposes. The undersigned represents and warrants that the information contained in this Subscriber Agreement is true and correct as of the date hereof.

7.            Survival of Representations and Warranties. In the event that this subscription is accepted, the undersigned agrees that the representations, warranties and agreements set forth in this Subscriber Agreement and in the Accredited Investor Certification shall survive the acceptance of this subscription.

8.            Indemnification. The undersigned agrees to indemnify and hold harmless the Company, and each other person, if any, who controls or is controlled by the Company thereof, within the meaning of Section 15 of the Act and its counsel described in paragraph 19 hereof, against any and all loss, liability, claim, damage, and expense whatsoever (including, but not limited to, any and all expenses whatsoever reasonably incurred in investigating, preparing, or defending against any litigation commenced or threatened or any claim whatsoever) arising out of, or relating to, or based upon, in whole or in part, (a) any false representation or warranty by the undersigned or breach or failure by the undersigned to comply with any covenant or agreement made by the undersigned herein, in the Accredited Investor Certification or in any other document furnished by the undersigned to any of the foregoing in connection with this transaction or (b) any action for securities law violations instituted by the undersigned which is resolved by judgment against the undersigned.

5

9.            Notices and Addresses. All notices required to be given under this Subscriber Agreement shall be in writing and shall be either mailed by certified or registered mail, or hand delivered, or delivered by express (next or second business day) courier. Any notice sent to the Company shall be mailed to the principal place of business of the Company or at such other address as the Company may specify in a notice sent to the undersigned. All notices to the undersigned shall be mailed or delivered to the address set forth on the Subscriber Agreement Signature Page provided by the undersigned to the Company or to such other address as the undersigned may hereafter notify the Company of in writing. Notices shall be effective on the date three days after the date of mailing or, if hand delivered or delivered by express (next or second business day) courier, on the date of delivery; provided, however, that notices to the Company shall be effective upon receipt.

10.          Validity and Severability. Each provision of this Subscriber Agreement shall be considered separable, and if any provision of this Subscriber Agreement is held invalid, unenforceable or contrary to applicable law, such decision shall not affect the validity or enforceability of any other provision of this Subscriber Agreement, all of which other provisions shall remain in full force and effect.

11.          Assignability. The undersigned agrees not to transfer or assign this Subscriber Agreement, or any interest of the undersigned herein. This Subscriber Agreement and the Accredited Investor Certification and the representations and warranties contained herein and therein shall be binding upon the heirs, executors, administrators and other successors of the undersigned; this Subscriber Agreement and the Accredited Investor Certification shall inure to the benefit and be enforceable by the Company against such persons or entities. If there is more than one signatory hereto, the obligations, representations, warranties and agreements of the undersigned are made jointly and severally.

12.          Applicable Law. This Subscriber Agreement will be governed by and construed in accordance with the laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York. Any and all litigation arising out of this Subscriber Agreement shall be conducted only in courts located in the State of New York, New York County. THE UNDERSIGNED AGREES TO WAIVE ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS SUBSCRIBER AGREEMENT OR ANY DOCUMENT OR AGREEMENT CONTEMPLATED HEREBY.

13.          Securities Laws. The purchase of the Shares under this Subscriber Agreement is expressly conditioned upon the exemption from registration or qualification of the offer and sale of the Shares under applicable federal and state securities laws. The Company shall not be required to qualify this transaction under the securities laws of any jurisdiction and, should qualification become necessary, the Company shall be released from any and all obligations to maintain its offer, and may rescind any sale contracted, in the jurisdiction.

14.          Entire Agreement. This Subscriber Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, may be amended only by a writing executed by all of the parties, and supersedes any prior agreement between the parties with respect to the subject matter hereof.

6

15.          Fees and Expenses. Each of the parties hereto shall pay its own fees and expenses (including the fees of any attorneys, accountants, appraisers or other engaged by such party) in connection with this Subscriber Agreement and the transactions contemplated hereby, whether or not the transactions contemplated hereby are consummated.

16.          Statutory References. Each reference in this Subscriber Agreement to a particular statute or regulation, or a provision thereof, shall be deemed to refer to such statute or regulation, or provision thereof, or to any similar or superseding statute or regulation, or provision thereof, as from time to time is in effect.

17.          Consent to Representation. The undersigned acknowledges and agrees that Stursberg & Veith is legal counsel to the Company in connection with the offer and sale of the Shares. Such firm has in the past and may from time to time in the future render services to the Company. The undersigned further acknowledges and agrees that such firm may also, in the future, render services to the Company with respect to activities other than the offer and sale of Shares. The undersigned understands that Stursberg & Veith is not representing the undersigned or any other prospective purchaser of the Shares in connection with this Offering.

18.          Counterparts. This Subscriber Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which shall together constitute one and the same instrument.

SIGNATURES APPEAR ON THE FOLLOWING PAGE.

7

          AMERITRANS CAPITAL CORPORATION JULY 29, 2005 EQUITY OFFERING
                       SUBSCRIBER AGREEMENT SIGNATURE PAGE

         In witness whereof on the date below,  the  undersigned  subscribes for
60,000  Shares  of  Common  Stock,   $.0001  par  value  of  Ameritrans  Capital
Corporation at a price of $5.85 per Share, for an aggregate  purchase price of $
351,000.00 (or 10% of the shares sold, whichever is less).

60,000                           x      $5.85      =   351,000
------------------------------                         -------------------------
(Shares being purchased)             (Per Share)       (Subscription Price)

Aggregate Amount of Warrants Issued at an exercise
price of $6.44 per Share:                              15,000
                                                       -------------------------

                             Mitchell Partners, L.P.
                 ----------------------------------------------
                   Exact name(s) in which title is to be held

IF THE PURCHASER IS AN INDIVIDUAL, JOINT TENANTS, TENANTS IN COMMON OR COMMUNITY
PROPERTY*:

-----------------------------------------   ------------------------------------
Print Name(s)                               Social Security Number(s)
(Exact name in which title is to be held)

Date:                                       Address and Telephone: (    )
     ------------------------------------                           ------------

                                            ------------------------------------

                                            ------------------------------------

X                                           Email:
-----------------------------------------         ------------------------------
Signature of Purchaser

                       * If more than one individual, indicate form of ownership

-----------------------------------------
Signature(s) of Purchaser(s) JOINT OWNERSHIP ONLY

IF THE  PURCHASER  IS AN  ENTITY,  I.E.,  A  PARTNERSHIP,  CORPORATION,  LIMITED
LIABILITY COMPANY, LIMITED LIABILITY PARTNERSHIP, OR TRUST:

         January 15, 2006               [Federal Taxpayer Identification Number]
--------------------------------------  ----------------------------------------
Date                                    Federal Taxpayer Identification Number

         Mitchell Partners, L.P.        California
--------------------------------------  ----------------------------------------
Print name of Entity                    State of Organization

By:      /s/ James E. Mitchell          Address: 3187 D. Airway Ave.
   -----------------------------------          --------------------------------
Signature                               Costa Mesa, California 92626
                                        ----------------------------------------
Print Name and Title:  General Partner
                       ---------------

                                   ACCEPTANCE

         The undersigned, as president of Ameritrans Capital Corporation, hereby accepts the foregoing subscription effective as of the 17 day of Jan. 2006. This subscription shall not be binding until accepted by the Company and shall become effective  as of the date of such  acceptance,  upon the  terms set forth in the
Subscriber Agreement.

                                         AMERITRANS CAPITAL CORPORATION

                                         By: /s/ Gary Granoff
                                             -----------------------------------
                                         Name: Gary Granoff
                                         Title: President

                                       8

Exhibit B

COMMON SHARE SUBSCRIPTION AGREEMENT

THIS COMMON SHARE SUBSCRIPTION AGREEMENT (this "Agreement") is made between Ameritrans Capital Corporation, a Delaware corporation (the "Company"), and the person executing this Agreement as an investor (the "Investor").

W I T N E S S E T H:

WHEREAS, the Company wishes to issue and sell to certain persons (collectively the "Investors") (i) certain of the Company's authorized but unissued common shares, $.0001 par value (such shares, the "Common Shares") and (ii) warrants to purchase shares of the Company's authorized but unissued Common Shares in the form attached as Annex A hereto (each a "Warrant" and, collectively, the "Warrants"); and

WHEREAS, at the Closing, the Investor and the Company desire to enter into a Registration Rights Agreement, substantially in the form attached hereto as Annex B (the Registration Rights Agreement").

NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, the Investor and the Company hereby agree as follows (capitalized terms used in this Agreement shall, unless otherwise defined herein, have the meanings ascribed to them in the Glossary attached as Annex A hereto).

SECTION 1. TERMS OF PURCHASE AND ISSUANCE

1.1 Authorization of Sale of Shares and Warrants. The Company has authorized the issuance and sale to the Investors of (i) up to an aggregate of 1,709,401 Common Shares (such shares, the "Shares") and (ii) up to an aggregate of 427,350 Warrants.

1.2 Subscription. Subject to the terms and conditions hereof, the Investor hereby subscribes to purchase the number of Shares specified on the signature page hereof and one Warrant to purchase 25% of the number of Shares specified on the signature page hereof; provided, however, that fractional shares shall not be issued upon exercise of the Warrant and, in the event that 25% of the number of Shares purchased would otherwise result in a fractional number of Shares underlying the Warrants, such number shall be rounded down to the nearest whole Share. Investor hereby tenders a check payable to "Stursberg & Veith, Escrow Agent" or has wired funds to the Escrow Agent pursuant to the instructions set forth in the Private Placement Memorandum (as defined below), in an amount equal to US $5.85 for each Share (with each Share being accompanied by a warrant to purchase 1/4th of a Share, rounded down to the nearest whole share) for which the Investor has so subscribed (the "Aggregate Purchase Price").

1.3 Acceptance of Subscription. It is understood and agreed that the Company shall have the right to accept or reject this Agreement, in whole or in part, and to allocate a lesser number of Shares than subscribed for and that the same shall be deemed to be accepted only when it is signed by an authorized officer of the Company. Except as hereinafter provided, the undersigned understands and acknowledges that the Company will rely on this Agreement and that the undersigned has no right to cancel, assign, terminate, or otherwise change or amend this Agreement and that the Company has the right in its sole discretion to refuse to accept this Agreement. If not accepted, this Agreement shall be null and void and all funds deposited by the undersigned shall be returned, without interest.

1.4 Sale and Purchase. At the Closing (as defined in Section 1.5 hereof) and subject to the terms and conditions herein set forth, the Company shall issue and sell to the Investor, and the Investor shall purchase from the Company, (i) the number of Shares set forth on the signature page hereto and (ii) one Warrant to purchase twenty-five percent (25%) of the number of Shares specified on the signature page hereto (rounded down to the nearest whole Share).

1.5 Closing. The initial closing (the “Initial Closing”) of the sale and purchase of the Shares and the Warrants to the Investor shall take place at the offices of Stursberg & Veith at 10:00 A.M. local time, as promptly as practicable after the satisfaction or waiver of all the conditions set forth in Sections 4 and 5 hereof (other than those conditions that will be satisfied at or concurrent with the Initial Closing), or at such other time, date or place as the Investor and the Company may agree (the date upon which the Initial Closing occurs, the "Initial Closing Date"). In no event shall the Initial Closing occur after January 25, 2006. After the Initial Closing, the Company may hold one or more closings (each, including the Initial Closing, a “Closing” and the date upon which any such closing occurs, a determine in its sole discretion. At the Closing, the Company will deliver to the Investor a share certificate issued in the Investor's name representing the number of Shares and the Warrants to be purchased by the Investor against payment of the Aggregate Purchase Price therefor in immediately available funds on behalf of the Investor by the Escrow Agent or otherwise. If the Initial Closing does not take place on the agreed Initial Closing Date, any subscription funds held by the Company or the Escrow Agent shall be promptly returned to the Investor.

SECTION 2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Investor, as of the date of the Company's execution of this Agreement as set forth on the signature page, and as of the Closing Date, as follows:

2.1 Organization and Qualification. The Company is a corporation duly amalgamated, validly existing and in good standing under the laws of the state of Delaware and has the requisite corporate power and authority to carry on its business as it is now being conducted.

2.2	Capitalization.

(a) The authorized capital of the Company consists of (i) 5,000,000 Common Shares, $.0001 par value, and (ii) and 1,000,000 Preferred Shares (the "Preferred Shares"). Of such authorized capital stock, (i) 2,045,600 Common Shares were issued and outstanding as of November 14, 2005, all of which are validly issued and are fully paid, nonassessable and free of preemptive rights, (ii)300,000 shares of 9 3/8% cumulative participating Preferred Shares ("Participating Preferred Shares") were issued and outstanding as of November 14, 2005, (iii) as of November 14, 2005, 440,757 Common Shares were available for issuance pursuant to the exercise of outstanding options to purchase Common Shares and (iv) as of November 14, 2005, 30,000 Participating Preferred Shares were available for issuance pursuant to the exercise of an outstanding options to purchase units of Common Stock, Participating Preferred Shares and warrants to purchase Common Stock.

(b) Except with respect to the Shares and the Warrants, as set forth in subsection 2.2(a) above, or as stated in Section 2.2(b) of the Disclosure Schedule attached hereto, there are no outstanding options, warrants, subscriptions, calls, convertible securities or other rights, agreements, arrangements or commitments (contingent or otherwise) (including any right of conversion or exchange under any outstanding security, instrument or other agreement) obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, any shares or obligating them to grant, extend or enter into any such agreement or commitment.

(c) Upon consummation of each Closing, including receipt by the Company of the Aggregate Purchase Price payable pursuant to Section 1.5 hereof, the Shares and the Warrants purchased by the Investor will be validly issued, fully paid and nonassessable, and the Common Shares issuable upon exercise of such Warrants (the "Underlying Warrant Shares") will have been duly authorized, and upon issuance of the Underlying Warrant Shares upon exercise of the Warrants, in accordance with the terms thereof, such Underlying Warrant Shares will be validly issued, fully paid and nonassessable.

2.3	Power and Authority; Non-contravention; Government Approvals.

(a) Power and Authority. The Company has all requisite corporate power and authority to enter into this Agreement and the Ancillary Documents and to consummate the transactions contemplated hereby and thereby. This Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby have been duly approved by the Board of Directors of the Company. No other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and the Ancillary Documents or the consummation by the Company of the transactions contemplated hereby and thereby. This Agreement has been, and when executed and delivered in accordance with the terms hereof the Ancillary Documents will have been, duly executed and delivered by the Company. This Agreement constitutes, and when executed and delivered in accordance with the terms hereof the Ancillary Documents will constitute, valid and binding obligations of the Company, enforceable against it in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to enforcement of creditors' rights generally and by general equitable principles. Neither the Company nor any of its subsidiaries is in violation of any of the provisions of their respective articles, bylaws or equivalent organizational documents in any material respect.

(b) Non-contravention. Except as set forth in the Disclosure Schedule, the execution, delivery and performance of this Agreement and the Ancillary Documents by the Company: (i) will not violate or conflict with any provisions of the articles or bylaws of the Company or any of its subsidiaries, (ii) will not conflict with or constitute a violation of any applicable law, order, injunction, regulation or ruling of any governmental authority applicable to the Company or any of its subsidiaries or by which the Company or any of its subsidiaries or any of their respective properties or assets are bound, and (iii) will not, either alone or with the giving of notice or the passage of time, or both, modify, violate, conflict with or accelerate the performance required by any agreement, note, license, franchise, permit or other instrument and will not result in the creation or imposition of (or the obligation to create or impose) any Lien on any of the Company's or any of its subsidiaries' assets.

(c) Approvals. Except for (i) compliance with any applicable requirements of the HSR Act, (ii) compliance with any applicable requirements of the Securities Act, Exchange Act, 1958 Act and the rules and regulations of NASDAQ (including but not limited to NASDAQ SmallCap), and (iii) such filings as may be required under any applicable state, or blue sky (the filings and approvals referred to in clauses (i) through (iii) being herein referred to collectively as the "Company Required Statutory Approvals"), no declaration, filing or registration with, or notice to, or authorization, consent, approval, order or permit of, any governmental or regulatory body or authority or any other Person is necessary for the execution and delivery of this Agreement and the Ancillary Documents by the Company or the consummation by the Company of the transactions contemplated hereby and thereby except to the extent that the failure to obtain any such authorization, consent, approval or order or to make any such registration, declaration, filing or notice, would not have a Company Material Adverse Effect or a material adverse effect on the validity, binding effect or enforceability of this Agreement or the Ancillary Documents or the ability of the Company to perform its obligations hereunder or thereunder.

2.4	SEC Reports; Financial Statements.

(a) Since July 1, 2002, the Company has filed with the SEC all forms, statements, reports and documents (including all exhibits, post-effective amendments and supplements thereto) required to be filed by it under each of the Securities Act and the Exchange Act (collectively, the "Company SEC Reports"), all of which complied when filed in all material respects with all applicable requirements of the appropriate act and the rules and regulations thereunder. The Company has provided to the Investor a Confidential Investment Summary dated July 29, 2005 in connection with the offering of Shares and Warrants to be purchased pursuant to this Agreement (the "Private Placement Memorandum"). As of its date, the Private Placement Memorandum did not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) Each of the consolidated financial statements incorporated by reference in the Private Placement Memorandum, together with the related notes and schedules (collectively, the "Company Financial Statements"), has been prepared in accordance with GAAP applied on a consistent basis, and fairly presents the consolidated financial position of the Company and its subsidiaries as of the respective dates thereof and the results of their operations and cash flow for the periods then ended, subject, in the case of unaudited interim financial statements, to normal year-end adjustments (none of which the Company reasonably believes are or will be material in amount) and the omission of footnotes.

2.5 Absence of Undisclosed Liabilities. Except as disclosed in the Private Placement Memorandum or as set out in Section 2.5 of the Disclosure Schedule, neither the Company nor any of its subsidiaries had, at June 30, 2005 or has incurred since that date, any Liabilities, except for (a) Liabilities reflected in the financial statements contained in Company SEC Reports filed prior to the date hereof, (b) current Liabilities which were incurred after June 30, 2005 in the ordinary course of business and consistent with past practice, (c) Liabilities which are of a nature not required to be reflected in the Company Financial Statements in accordance with GAAP consistently applied and which were incurred in the ordinary course of business and (d) other Liabilities in an aggregate amount not exceeding US $500,000.

2.6 Absence of Certain Changes or Events. Except as disclosed in the Company SEC Reports or in the Private Placement Memorandum, since June 30, 2005, the business of the Company and its subsidiaries has been conducted in the ordinary course consistent with past practice and there has not been any event, occurrence or development that has had, or could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

2.7 Litigation. There are no claims, suits, actions or proceedings pending or, to the knowledge of the Company, threatened against, relating to or affecting the Company, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that seek a remedy (at law or in equity) as a result of or otherwise in connection with this Agreement and the transactions contemplated hereby. Neither the Company nor any of its subsidiaries nor any of their respective properties or assets is subject to any judgment, decree, injunction, or order of any court, governmental department, commission, agency, instrumentality or authority or arbitrator which prohibits or restricts the consummation of the transactions contemplated hereby.

2.8 Title to and Condition of Assets. Each of the Company and its subsidiaries has good and marketable title to, or, in the case of leased properties and assets, has good and valid leasehold interests in, all of its tangible properties and assets, real, personal and mixed, used or held for use in, or which are necessary to conduct, the business of the Company and its subsidiaries as currently conducted, free and clear of all Liens, except for (a) Liens arising under the Company's intercreditor agreements with its banks, (b) security interests granted to the SBA, and (c) other Liens arising in the ordinary course of business none of which are with respect to obligations that are material in amount.

2.9 Insurance. The Company and each of its subsidiaries has in effect insurance coverage, including directors and officers' liability insurance, with reputable insurers which, in respect of amounts, premiums, types and risks insured, constitutes reasonably adequate coverage against all risks customarily insured against by companies comparable in size and operations to the Company and its subsidiaries. Neither the Company nor any of its subsidiaries has received any notice of cancellation of any insurance policy or binder currently in effect.

2.10 No Violation of Law; Licenses; Permits and Registration. Except as otherwise disclosed in the Company’s SEC Reports, neither the Company nor any of its subsidiaries is in material violation of, or has been given notice or been charged with, or, to the Company's knowledge, is being investigated with respect to, any material violation of, any law, statute, order, rule, regulation, ordinance or judgment of any governmental or regulatory body or authority or arbitration panel. Each of the Company and its subsidiaries has all material permits, licenses, approvals, authorizations of and registrations under all Federal, state, local, and foreign laws applicable to it, and from all applicable governmental authorities as are required by the Company and its subsidiaries to carry on their respective businesses as currently conducted.

2.11 Brokers and Finders. Except as described in the Private Placement Memorandum or set forth in Section 2.12 of the Disclosure Schedule, the Company is not a party to or bound by any contract, arrangement or understanding with, or subject to any claim by, any person or firm which may result in an obligation of the Company to pay any finder's fees, brokerage or agent commissions or other like payments in connection with the transactions contemplated hereby.

2.12 Material Contracts. Neither the Company nor any of its subsidiaries is in material breach or violation of or in default in the performance or observance of any terms or provisions of, and no event has occurred which, with notice, lapse of time or both, could result in a default under any contract, agreement, lease or deed that is material to the business or operation of the Company and its subsidiaries taken as a whole (a "Material Contract"). To the knowledge of the Company, no other party to any Material Contract is in material breach thereof or default thereunder.

2.13 Delaware Law. The Company's original Certificate of Incorporation includes a provision pursuant to which the Company elected not to be governed by Section 203 of the Delaware General Corporation Law. As of the date hereof, such provision contained in the Company's original Certificate of Incorporation has not been modified and is in full force and effect.

2.14 Securities Law Compliance. Assuming the representations and warranties of the Investor set forth in Section 3 hereof, the issuance and sale of the Shares and a Warrants pursuant to this Agreement will be exempt from the prospectus filing and registration requirements of applicable federal and state securities laws.

SECTION 3. INVESTOR REPRESENTATIONS

3.1 Representations. The Investor hereby represents and warrants to the Company with respect to the Investor's purchase of Shares and Warrants hereunder that:

(a) The Investor is resident in the jurisdiction set forth below the Investor's name on the signature page hereto.

(b) If the Investor is an individual, he or she has obtained the age of majority and is legally competent to execute this Agreement and the Ancillary Documents and to take all actions required pursuant thereto.

(c) If the Investor is a corporation, partnership, unincorporated association or other entity, the Investor has the legal capacity and authority to execute this Agreement and the Ancillary Documents and to take all actions required pursuant thereto.

(d) The execution of this Agreement and each of the Ancillary Documents to which the Investor is a party has been duly and validly authorized by all necessary action on the part of the Investor, has been duly and validly executed and delivered by the Investor, and constitutes a valid, binding agreement of the Investor, enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to enforcement of creditors' rights generally and by general equitable principles.

(e) Neither the execution and delivery of this Agreement or the Ancillary Documents to which the Investor is a party, or any other document or instrument to be executed by the Investor in connection with the transactions contemplated thereby nor the consummation of the transactions contemplated thereby, nor the performance by the Investor of its covenants and agreements thereunder, (i) violates any law, statute, ordinance, regulation, order, judgment or decree of any court or other governmental authority applicable to the Investor, or (ii) violates or will violate, or conflicts with or will conflict with, or results in or will result in any breach of any of the terms of, or constitutes or will constitute a default under, any contract or agreement to which the Investor is a party or by which the Investor or any of its assets is subject to or bound.

(f) Except as set forth in Section 2.11, no broker, finder, agent or similar intermediary has acted on behalf of the Investor in connection with this Agreement or the transactions contemplated hereby and, except as set forth in Section 2.11, there are no brokerage commissions, finder's fees or similar fees or commissions payable in connection therewith.

(g) The Investor acknowledges that it has been advised that it and/or the Company may be required to provide to applicable securities regulatory authorities with a list setting forth the identities of the beneficial purchasers of the Shares and Warrants and the Investor will provide to the Company and applicable securities regulatory authorities all such information concerning the Investor as may be required to comply with applicable securities laws. The Investor further acknowledges that if it is acting on behalf of beneficial purchasers, the Investor has due and proper authority to act on behalf of each such beneficial purchaser in connection with the transactions contemplated hereby.

(h) The Investor acknowledges that the Company has not made any written representations, warranties or covenants in respect of the Company, its business, results of operations, financial condition or prospects, or the offering of Shares and Warrants to be purchased pursuant to this Agreement, except as expressly set forth in this Agreement. Without limiting the generality of the foregoing, except as may be provided herein, no person has made any written or oral representation to the Investor that any person will re-sell or re-purchase the Shares, the Warrants or the Underlying Warrant Shares, or refund any of the purchase price of the Shares, the Warrants or the Underlying Warrant Shares.

(i) Except for the Private Placement Memorandum, the Investor has not received, nor has the Investor requested, nor does the Investor have any need to receive, any prospectus, sales or advertising literature, offering memorandum or any other document describing the business and affairs of the Company in order to assist it in making an investment decision in respect of the purchase of the Shares and the Warrants (including the Underlying Warrant Shares) pursuant to this Agreement.

(j) The obligations of the Investor under this Agreement, the Registration Rights Agreement and any other documents delivered in connection herewith and therewith

(collectively, the "Transaction Documents") are several and not joint with the obligations of any other purchaser of Shares and Warrants, and the Investor shall not be responsible in any way for the performance of the obligations of any other purchaser of Shares and Warrants under any Transaction Document. The decision of the Investor to purchase Shares and Warrants pursuant to the Transaction Documents has been made by the Investor independently of any other purchaser of Shares and Warrants. Nothing contained herein or in any Transaction Document, and no action taken by any purchaser of Shares and Warrants pursuant hereto, shall be deemed to constitute such purchasers as a partnership, an association, a joint venture, or any other kind of entity, or create a presumption that the purchasers of Shares and Warrants are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. The Investor acknowledges that no other purchaser of Shares and Warrants has acted as agent for the Investor in connection with making its investment hereunder and that no other purchaser of Shares and Warrants will be acting as agent of the Investor in connection with monitoring its investment in the Shares and Warrants or enforcing its rights under the Transaction Documents. The Investor shall be entitled to independently protect and enforce its rights, including without limitation, the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other purchaser of Shares and Warrants to be joined as an additional party in any proceeding for such purpose.

3.2 Representations by US Investor. The Investor, if resident in the United States, hereby represents to the Company with respect to the Investor's purchase of Shares and Warrants hereunder that:

(a) The Investor is acquiring the Shares and the Warrants (including the Underlying Warrants Shares) for its own account, for investment, and not with a view to any "resale" or "distribution" thereof within the meaning of the Securities Act.

(b) The Investor understands that because the Shares, the Warrants and the Underlying Warrants Shares have not been registered under the Securities Act, it cannot dispose of any or all of such securities unless such securities are subsequently registered under the Securities Act or exemptions from such registration are available. The Investor understands that each certificate or other instrument representing the Shares, the Warrants and the Underlying Warrants Shares will bear the following legend or one substantially similar thereto:

“The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended (the “Act”. These securities have been acquired for investment and not with a view to distribution or resale, and may not be sold or otherwise transferred without an effective registration statement for such securities under the Act, unless there is available to the transferor an exemption from such registration, and/or prospectus filing and registration requirements. The Company may request an opinion of counsel as to the availability of any such exemption.”

(c) The Investor is sufficiently knowledgeable and experienced in the making of investments so as to be able to evaluate the risks and merits of its investment in the Company, and is able to bear the economic risk of loss of its investment in the Company.

(d)	The Investor will execute and deliver within the applicable time periods all documentation as may be required to be executed by the Investor by applicable securities laws to permit the purchase of the Shares and Warrants by the Investor on the terms herein set forth.

(e) The Investor believes it has received all the information it considers necessary or appropriate for deciding whether to purchase the Shares and Warrants (including the Underlying Warrants Shares). The Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Shares and the Warrants (including the Underlying Warrants Shares) and the business, properties and financial condition of the Company. The foregoing, however, does not limit or modify the representations and warranties of the Company in Section 2 or the right of the Investor to rely thereon.

(f) The Investor is an "accredited investor" within the meaning of SEC Rule 501 of Regulation D of the Securities Act, as presently in effect and is purchasing the Shares and Warrants (including the Underlying Warrants Shares) hereunder as principal, not for the benefit of any other person and not with a view to the sale or distribution of all or any part of the Shares, the Warrants, or the Underlying Warrants Shares.

(g) The Investor has been advised that the Shares, the Warrants and the Underlying Warrants Shares have not been registered under the Securities Act or under the "blue sky" laws of any jurisdiction and that the Company, in issuing such securities is relying upon, among other things, the representations and warranties of the Investor contained in this

Section 3.

SECTION 4. MUTUAL CLOSING CONDITIONS

4.1 Mutual Closing Conditions to Closing. The Investor's obligation to purchase and pay for its Shares and Warrants at the Closing, and the Company's obligation to issue the Shares and the Warrants to the Investor and perform its other obligations hereunder at the Closing, shall be subject to the fulfillment to such party's satisfaction (or waiver in writing by the Company and the Investor on or before the Closing Date) of the following conditions:

(a) Waiting Periods. All applicable waiting periods, if any, under the HSR Act shall have expired or been terminated.

(b) No Order. No preliminary or permanent injunction or other order or decree by any court or administrative or regulatory body which prevents the consummation of the transactions at the Closing contemplated hereby shall have been issued and remain in effect (the Company and the Investor agreeing to use their reasonable best efforts to have any such injunction, order or decree lifted).

(c) Consents. All governmental waivers, consents, orders and approvals legally required, if any, for the consummation of the transactions at the Closing contemplated hereby shall have been obtained and be in effect, except where the failure to obtain the same would not be reasonably likely, individually or in the aggregate, to have a Company Material Adverse Effect following the Closing.

(d) No Conflicting Laws. No statute, rule or regulation shall have been enacted by any state, provincial or Federal government or governmental agency which would prevent the consummation of the transactions at the Closing contemplated hereby.

(e) Minimum Condition. The Company shall have received and accepted subscription agreements substantially equivalent to this Agreement from Investors for an aggregate of five hundred twelve thousand, eight hundred twenty (512,820) Shares together with one Warrants for every four (4) Shares purchased, which subscription agreements shall remain in full force and effect, enforceable by the Company in accordance with their respective terms (such condition, the "Minimum Condition"), and the concurrent transactions described in the Private Placement Memorandum shall be consummated simultaneously with the Closing hereunder.

SECTION 5. SEPARATE CLOSING CONDITIONS

5.1 Investor's Closing Conditions. The Investor's obligation to purchase and pay for its Shares and Warrants at the Closing shall be subject to the fulfillment to the Investor's satisfaction on or before the Closing Date (or waived in writing by the Investor) of the following conditions:

(a) Satisfaction of Conditions. The representations and warranties of the Company contained in this Agreement shall be, if specifically qualified by materiality or Company Material Adverse Effect, true in all respects, and, if not so qualified, shall be true in all material respects, in each case as of the date of execution of this Agreement by the Company and as of the Closing Date, and the covenants and agreements contained in this Agreement to be complied with by the Company on or before the Closing shall have been complied with in all material respects. The Company shall have delivered to the Investor a certificate dated as of the Closing Date to the foregoing effect.

(b) Delivery of the Share Certificates and Warrants. The Company shall have executed and delivered to the Investor (or shall have caused to be executed and delivered to the Investor by the appropriate persons) (i) a stock certificate issued to the Investor evidencing the Shares issuable to the Investor at the Closing and (ii) Warrants to purchase 25% of the number of Shares purchased by the Investor, rounded down to the nearest whole Share.

(c) Registration Rights Agreement. The Company shall have duly authorized, executed and delivered to the Investor the Registration Rights Agreement.

5.2 Company's Closing Conditions. The Company's obligations to issue the Shares and Warrants to the Investor at the Closing and perform its other obligations hereunder with respect to the Investor at the Closing shall be subject to the fulfillment to the Company's satisfaction at or before the Closing Date (or waiver in writing by the Company) of the following conditions:

(a) Satisfaction of Conditions. The representations and warranties of the Investor contained in this Agreement shall be, if specifically qualified by materiality, true in all respects, and, if not so qualified, shall be true in all material respects, in each case as of the date of the Investor's execution of this Agreement and as of the Closing Date, and the covenants and agreements contained in this Agreement to be complied with by the Investor on or before the Closing shall have been complied with in all material respects. If requested, the Investor shall have delivered to the Company a certificate dated as of the Closing Date to the foregoing effect.

(b) Purchase of Shares and Warrants. The Investor shall have purchased the Shares and Warrants to be purchased by the Investor at the Closing pursuant to the terms of this Agreement, and the Company shall have received the Aggregate Purchase Price from the Investor, through the Escrow Agent or otherwise, in accordance with the terms of this Agreement.

SECTION 6. COVENANTS

6.1 Expenses. Each party hereto shall bear and pay its own fees and expenses incurred in connection with the negotiation, execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.

6.2 Conduct of Business by the Company Pending Final Closing. The Company covenants and agrees that, prior to each Closing or earlier termination of this Agreement as provided herein, except as contemplated by this Agreement or as disclosed in the Private Placement Memorandum the Company shall, and shall cause its subsidiaries to, act and carry on their respective businesses in the ordinary course of business consistent with past practice and use its and their respective reasonable best efforts to preserve intact their current material business organizations, keep available the services of their current officers and employees (except for terminations of employees in the ordinary course of business) and preserve their material relationships with others having business dealings with them.

6.3	All Reasonable Efforts; Agreement to Cooperate.

(a) Subject to the terms and conditions herein provided, each party hereto shall use its reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable consistent with applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement; provided, however, that nothing in this Section 6.3 shall require the Investor or the Company to agree to any modification of this Agreement or any of the Ancillary Documents or the Investor to make an investment in the Company that is greater than the amount set forth opposite the Investor's name on the signature page hereto.

(b) Without limiting the generality of the foregoing, and notwithstanding anything in this Agreement to the contrary, the Company shall use its reasonable best efforts to take or cause to be taken all reasonable action and to do, or cause to be done, and to assist and cooperate with the other party hereto in doing, all things necessary, proper or advisable to obtain all governmental waivers, consents, authorizations, orders and approvals, all consents, amendments to or waivers from other parties under the terms of all Material Contracts and all other material permits, concessions, franchises or licenses applicable to the Company or its subsidiaries required as a result of the transactions contemplated by this Agreement.

6.4          Selection of Counsel by Seller Shareholders. The Company covenants and agrees that the selling shareholder purchasing the greatest number of Shares and Warrants in the Offering shall have the right, in its sole discretion, to select counsel to represent all the selling shareholders in connection with the filing and effectiveness of the registration statement required to be filed pursuant to the Registration Rights Agreement.

6.5          Board Nominee. Subject to compliance with the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder, the Company covenants and agrees that so long as Prides Capital Partners, LLC and its affiliates ("Prides") is a shareholder owning beneficially five percent (5%) or more of the Company's outstanding voting shares, the Company will cause one person to be selected by Prides to be nominated for election as a director at each annual meeting of shareholders of the Company commencing with the Company's next annual meeting of shareholders and, further, to use its best efforts to cause such nominee to be elected.

6.6       and Warrants purchased or a fraction thereof for each week or part thereof that the date of filing is later than the Filing Date. In addition, the Company will pay to the selling shareholders a total of one thousand and five hundred dollars ($1,500) pro rata in proportion to their respective percentage ownership for each week that the registration statement has not been declared effective by the SEC after the Effective Date; provided, however, if at any time the SEC has notified the Company (orally or in writing) that it is prepared to declare the registration statement effective, but the Company is requested by Prides to postpone the effectiveness because it has not yet obtained approval from the SBA to acquire ten percent (10%) or more of the Company's outstanding voting shares, the Company may postpone effectiveness, but the selling shareholders will no longer be entitled to any payment if the SEC has not declared the registration statement effective by the Effective Date.

SECTION 7. ACCESS

7.1	Access; Notification of Certain Matters.

(a) Prior to the Closing Date or the earlier termination of this Agreement as provided herein, upon reasonable notice. the Company shall afford the investor and its representatives reasonable opportunity to contact the Company and request additional information to the extent permissible under applicable securities laws.

(b) Prior to the Closing Date or the earlier termination of this Agreement as provided herein, the Company shall promptly (and in any event within five (5) business days after obtaining knowledge thereof) notify the Investor of any action or event which could reasonably be expected to have a Company Material Adverse Effect.

7.2 Confidential Information. The Company and the Investor for themselves, their respective directors, officers, employees, Affiliates, agents and representatives covenant with each other that they each will use all information provided by or relating to the other party acquired by them pursuant to the provisions of this Agreement or in the course of negotiations with, or examinations of, the other party (the "Confidential Information") only in connection with the transactions contemplated hereby and not in any way detrimental to the other party and shall cause the Confidential Information obtained by them pursuant to this Agreement and such negotiations and examinations to be treated as confidential, except as may otherwise be required by law or the rules or regulations of NASDAQ including but not limited to NASDAQ SmallCap Market or as may be necessary or appropriate in connection with the enforcement of this Agreement or any instrument or document referred to herein or contemplated hereby, and provided that to the extent that any such party or any Affiliate thereof may become legally compelled to disclose any Confidential Information, such party shall give notice to and consult with the party providing such information prior to disclosing such information. Notwithstanding the foregoing, no recipient of Confidential Information (each, a "Recipient") shall be required to maintain the confidentiality of Confidential Information that (i) is or becomes generally available to the public other than as a result of disclosure by the Recipient or any party to whom the Recipient has disclosed such information; (ii) is obtained by the Recipient, on a non-confidential basis, from a third party entitled to disclose such information or (iii) is already known by the Recipient at the time such information is received by the Recipient. In the event of termination of this Agreement, each Recipient will cause to be delivered to the party providing such information all documents, work papers and other material containing Confidential Information obtained by it from such party, whether so obtained before or after the execution of this Agreement.

SECTION 8. TERMINATION

8.1 Termination. This Agreement may be terminated pursuant to written notice of such termination to the other party as follows:

(a)	by mutual written consent of the Company and the Investor;

(b) by either the Company or the Investor if the Initial Closing shall not have occurred on or before January 25, 2006; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose breach has caused the failure of the Closing to occur on or before such date;

(c) by either the Company or the Investor if there shall be any restraining order, injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the Closing or any of the other transactions contemplated hereby which is final and nonappealable;

(d) by the Investor upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, such that the conditions set forth in Section 5.1(a) would not be satisfied ("Terminating Company Breach"); provided, however, that if such Terminating Company Breach is curable by the Company through the exercise of its reasonable best efforts and for as long as the Company continues to exercise such efforts, but not beyond the date specified in paragraph (b) above, the Investor may not terminate this Agreement under this Section 8.1(d); and

(e)	by the Company at any time, in its sole discretion.

8.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void as to the Company and the Investor, there shall be no liability under this Agreement on the part of the Company or the Investor, and all rights and obligations of the Company and the Investor shall cease, other than the obligations set forth in Sections 6.1 and 7.2 hereof; provided, however, that nothing herein shall relieve any party from liability for any willful or intentional breach of any covenant or agreement of such party contained in this Agreement.

SECTION 9. GENERAL

9.1 Amendments, Waivers and Consents. No covenant or other provision hereof may be waived otherwise than by a written instrument signed by the party so waiving such covenant or other provision. The waiver or failure to insist upon strict compliance with any condition or provision hereof shall not operate as a waiver of, or estoppel with respect to, any subsequent or other waiver or failure. This Agreement may not be amended or modified except by an instrument in writing signed by the Company and the Investor.

9.2 Survival of Representations, Warranties and Covenants, Assignability of Rights. All representations and warranties made herein and in the certificates, exhibits or schedules delivered or furnished by or on behalf of a party to the other party in connection herewith shall terminate as of the Closing. Except as otherwise provided in this Agreement, all covenants, agreements, representations and warranties shall inure to the benefit of the successors and assigns of the parties.

9.3 Governing Law. This Agreement shall be deemed to be a contract made under, and shall be construed in accordance with, the laws of the State of New York (without giving effect to principles of conflicts of law the effect of which would cause the application of domestic substantive laws of any other jurisdiction). Any disputing between the parties and arising under this Agreement shall be subject to the exclusive jurisdiction of the federal and state courts of New York, New York County.

9.4 Counterparts. This Agreement may be executed simultaneously in any number of counterparts (including by facsimile), each of which when so executed and delivered shall be taken to be an original; but such counterparts shall together constitute but one and the same document.

9.5 Notices and Demands. All notices and other communications hereunder shall be in writing and shall be deemed given when delivered personally, three business days after being mailed by registered or certified mail (return receipt requested) or when sent via confirmed facsimile to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(i) If to any Investor, to the address set forth on the Investor's signature page hereto, and

(ii) If to the Company:

Ameritrans Capital Corporation

747 Third Avenue, 4th Floor

New York, NY 10017

Attn: Gary Granoff

with a copy to:

Stursberg & Veith

405 Lexington Avenue, Suite 4949

New York, NY 10174

Attn: Walter Stursberg, Esq.

9.6 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be deemed prohibited or invalid under such applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, and such prohibition or invalidity shall not invalidate the remainder of such provision or the other provisions of this Agreement.

9.7 Integration. This Agreement, including the exhibits, documents and instruments referred to herein or therein, constitutes all of the agreements and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.8 No Assignment. This Agreement may not be assigned, pledged, hypothecated or otherwise transferred by the Company or the Investor.

9.9 Third-Party Beneficiary. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person other than the parties hereto any rights or remedies under or by reason of this Agreement or any transaction contemplated hereby.

[Signature pages follow]

IN WITNESS WHEREOF, the undersigned have executed this Common Share Subscription Agreement as of the dates indicated below.

INVESTOR

Date: January 26, 2006

Name: Mitchell Partners, L.P.

Number of Shares: 60,000

Aggregate Purchase Price: $ 351,000

Country of Residence: US

State of Residence: California

Address: 3197 D Airway Avenue

Costa Mesa, CA 92626

ACCEPTED:

AMERITRANS CAPITAL CORPORATION

Date:

By: /s/ Gary C. Granoff

Name: Gary C. Granoff

Title: Chief Executive Officer and President

Exhibit C

REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (this "Agreement") is made this 5th day of December 2005, by Ameritrans Capital Corporation, a Delaware corporation (the "Company") and the undersigned (the "Purchaser").

WHEREAS, the Company wishes to sell shares of its common stock, $.0001 par value (the "Common Stock") and warrants to purchase shares of Common Stock (the "Warrants") to the Purchaser pursuant to the Company's July 29, 2005 offering of Common Stock and Warrants (the "Offering"), and

WHEREAS, Purchaser desires to purchase Shares and Warrants in the Offering,

NOW THEREFORE, the parties agree as follows:

1.	DEFINITIONS

1.0. Definitions. As used in this Agreement, the terms defined in the preamble and recitals have the meanings set forth in the preamble and recitals, and the following terms have the meanings set forth below:

a)	"Commission" means the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.
b)	"Form N-2" means Form N-2 promulgated by the Commission or any substantially similar or successor form then in effect.
c)	"Purchasers" means all the purchasers of Common Stock and Warrants in the Offering.
d)

The terms "Register," "Registered" and "Registration" refer to a registration affected by preparing and filing a Registration Statement in compliance with the Securities Act, and the declaration or ordering of the effectiveness of such Registration Statement.

e)	"Registrable Securities" means the Shares and Warrant Shares until such time as such Shares and Warrants Shares become eligible for sale under subparagraph (k) of Rule 144 or any successor thereto.
f)

"Registration Expenses" means all expenses incurred by the Company in complying with Section 2, including, without limitation, all federal and state registration, qualification and filing fees, printing expenses, fees and disbursements of counsel for the Company, blue sky fees and expenses, the expense of any special audits incident to or required by any such Registration and the reasonable fees not to exceed twenty thousand dollars ($20,000) and disbursements of counsel for the Selling Shareholders, as selling shareholders.

g)	"Registration Statement" means Form N-2 or such other form prescribed by the Commission, as applicable.
h)

"Restriction Termination Date" means, with respect to any Registrable Securities, the earliest of (i) the date that such Registrable Securities shall have been Registered and sold or otherwise disposed of in accordance with the intended method of distribution by the seller or sellers thereof set forth in the Registration Statement covering such securities or transferred in compliance with Rule 144, and (ii) the date that an opinion of counsel to the Company containing reasonable assumptions (which opinion shall be subject to the reasonable approval of counsel to any affected Purchaser) shall have been rendered to the effect that any restrictive legend placed upon the Registrable Securities under the Securities Act can be properly removed and such legend shall have been removed.

i)	"Rule 144" means Rule 144 promulgated by the Commission pursuant to the Securities Act and any successor rules thereto.
j)	"Securities Act" means the Securities Act of 1933, as amended.
k)	"Selling Expenses" means all underwriting discounts and selling commissions applicable to the sale of Registrable Securities pursuant to this Agreement.
l)	"Selling Shareholder(s)" means a holder of Registrable Securities.
m)	"Shares" means the Common Stock issued to Purchasers.
n)	"Warrant Shares" means the Common Stock underlying the Warrants issuable to Purchasers in connection with the Offering.

Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Warrant Agreement.

2.	REGISTRATION RIGHTS.

2.1 Required Registration. If the Registrable Securities have not been included in a Registration Statement which has been declared effective by the Commission in accordance with Section 2.2 herein, the holders of at least a majority of the outstanding Registrable Securities can request the Company to effectuate the Registration of the Registrable Securities. If the Company receives such a request, the Company shall promptly give written notice of such proposed Registration to all holders of Registrable Securities, and thereupon the Company shall promptly use its best efforts to effectuate the Registration of the Registrable Securities that the Company has been requested to Register for disposition as described in the request of such holders of Registrable Securities and in any response received from any of the holders of Registrable Securities within thirty (30) days after the giving of the written notice by the Company; provided however, that the Company shall not be obligated to effectuate any Registration except in accordance with the following provisions:

(a) The Company shall not be obligated to file and cause to become effective more than one (1) Registration Statement in which Registrable Securities are Registered pursuant to this Section 2.1.

(b) Notwithstanding the foregoing, the Company may include in each such Registration requested pursuant to this Section 2.1 any authorized but unissued shares of its capital stock (or authorized treasury shares) for sale by the Company or any issued and outstanding shares of Common Stock for sale by others.

(c) The Company shall not be required to file a Registration Statement pursuant to this Section 2.1: for ninety (90) days after the request for Registration under this Section 2.1 if the Company is then engaged in negotiations regarding a material transaction which has not otherwise been publicly disclosed, or such shorter period ending on the date, whichever first occurs, that such transaction is publicly disclosed, abandoned or consummated.

2.2. Preparation and Filing. As soon as practicable but no later than ninety (90) days after completion of the Offering, the Company will use its best efforts to effectuate the Registration of any and all Registrable Securities, and shall, as expeditiously as practicable:

a)

Prepare and file with the Commission a Registration Statement with respect to such Registrable Securities and use its best efforts to cause such Registration Statement to become and remain effective in accordance with Section 2.2(b) hereof, keeping each Selling Shareholder reasonably advised as to the initiation, progress and completion of the Registration;

b)

Prepare and file with the Commission such amendments and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective until the expiration of the Warrants or until such earlier date by which all the Registrable Securities can be sold pursuant to paragraph (k) of Rule 144 and to comply with the provisions of the Securities Act with respect to the sale or other disposition of all Registrable Securities covered by such Registration Statement;

c)

Furnish to each Selling Shareholder such number of copies of any summary prospectus or other prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as such Selling Shareholder may reasonably request in order to facilitate the public sale or other disposition of such Registrable Securities;

d)

Use its best efforts to register or qualify the Registrable Securities covered by such Registration Statement under the securities or blue sky laws of such jurisdictions as each Selling Shareholder shall reasonably request and do any and all other acts or things which may be necessary or advisable to enable such holder to consummate the public sale or other disposition in such jurisdictions of such Registrable Securities; provided however, that the Company shall not be required to consent to general service of process, qualify to do business as a foreign corporation where it would not be otherwise required to qualify or submit to liability for state or local taxes where it is not liable for such taxes; and

e)

At any time when a prospectus covered by such Registration Statement is required to be delivered under the Securities Act within the appropriate period mentioned in Section 2.2(b) hereof, notify each Selling Shareholder of the happening of any event as a result of which the prospectus included in such Registration, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing and, at the request of such seller, prepare, file and furnish to such seller a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statement therein not misleading in the light of the circumstances then existing.

2.3. Expenses. The Company shall pay all Registration Expenses incurred by the Company in complying with this Section 2; provided however that all underwriting discounts, if any, and selling commissions applicable to the Registrable Securities covered by registrations effected pursuant to this Section 2 shall be borne by the seller or sellers thereof, with respect to the Registrable Securities sold by each such seller or sellers.

2.4. Information Furnished by Purchaser. It shall be a condition precedent to the Company's obligations under this Agreement as to any Selling Shareholder that each Selling Shareholder furnish to the Company in writing such information regarding such Selling Shareholder and the distribution proposed by such Selling Shareholder as the Company may reasonably request.

2.5. Indemnification.

a)

Company's Indemnification of Purchasers. The Company shall indemnify each Selling Shareholder, each of its officers, directors and constituent partners, and each person controlling such Selling Shareholder, and each underwriter thereof, if any, and each of its officers, directors, constituent partners, and each person who controls such underwriter, against all claims, losses, damages or liabilities (or actions in respect thereof) suffered or incurred by any of them, to the extent such claims, losses, damages or liabilities arise out of or are based upon any untrue statement (or alleged untrue statement) of a material fact contained in any prospectus or any related Registration Statement incident to any such Registration, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Company of any rule or regulation promulgated under the Securities Act applicable to the Company and relating to actions or inaction required of the Company in connection with any such Registration; and the Company will reimburse each such Selling Shareholder, each such underwriter, each of their officers, directors and constituent partners and each person who controls any such Selling Shareholder or underwriter, for any legal and any other expenses as reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action; provided however, that the indemnity contained in this Section 2.5(a) shall not apply to amounts paid in settlement of any such claim, loss, damage, liability or action if settlement is effected without the consent of the Company (which consent shall not unreasonably be withheld); and provided however, that the Company will not be liable in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based upon any untrue statement or omission based upon written information furnished to the Company by such Selling Shareholder, underwriter, controlling - person or other indemnified person and stated to be for use in connection with the offering of securities of the Company.

b)

Selling Shareholder's Indemnification of Company. Each Selling Shareholder shall indemnify the Company, each of its directors and officers, each underwriter, if any, of the Company's Registrable Securities covered by a Registration Statement, each person who controls the Company or such underwriter within the meaning of the Securities Act, and each other Selling Shareholder, each of its officers, directors and constituent partners and each person controlling such other Selling Shareholder, against all claims, losses, damages and liabilities (or actions in respect thereof) suffered or incurred by any of them and arising out of or based upon any untrue statement (or alleged untrue statement) of a material fact contained in such Registration Statement or related prospectus, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by such Selling Shareholder of any rule or regulation promulgated under the Securities Act applicable to such Selling Shareholder and relating to actions or inaction required of such Selling Shareholder in connection with the Registration of the Registrable Securities pursuant to such Registration Statement; and will reimburse the Company, such other Selling Shareholders, such directors, officers, partners, persons, underwriters and controlling persons for any legal and any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action; such indemnification and reimbursement shall be to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such Registration Statement or prospectus in reliance upon and in conformity with written information furnished to the Company by such Selling Shareholder and stated to be specifically for use in connection with the offering of Registrable Securities. Anything in the foregoing to the contrary notwithstanding, in no event shall the aggregate obligations of a Selling Shareholder under this Section 2.5(b) to all parties that may be entitled to indemnification hereunder exceed the amount of proceeds received by such Selling Shareholder in connection with such offering of Registrable Securities.

c)

Indemnification Procedure. Promptly after receipt by an indemnified party under this Section 2.5 of notice of the commencement of any action which may give rise to a claim for indemnification hereunder, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party under this Section 2.5, notify the indemnifying party in writing of the commencement thereof and generally summarize such action. The indemnifying party shall have the right to participate in and to assume the defense of such claim, and shall be entitled to select counsel for the defense of such claim with the approval of any parties entitled to indemnification, which approval shall not be unreasonably withheld. Notwithstanding the foregoing, the parties entitled to indemnification shall have the right to employ separate counsel (reasonably satisfactory to the indemnifying party) to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such indemnified parties unless the named parties to such action or proceedings include both the indemnifying party and the indemnified parties and the indemnifying party or such indemnified parties shall have been advised by counsel that there are one or more legal defenses available to the indemnified parties which are different from or additional to those available to the indemnifying party (in which case, if the indemnified parties notify the indemnifying party in writing that they elect to employ separate counsel at the reasonable expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such action or proceeding on behalf of the indemnified parties, it being understood, however, that the indemnifying party shall not, in connection with any such action or proceeding or separate or substantially similar or related action or proceeding in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate counsel at any time for all indemnified parties, which counsel, where the indemnified party or parties are the Purchasers, shall be designated in writing by the Purchasers of a majority of the Registrable Securities).

d)

Contribution. If the indemnification provided for in this Section 2.5 from an indemnifying party is unavailable to an indemnified party hereunder in respect to any losses, claims, damages, liabilities or expenses referred to herein, then the indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and indemnified party in connection with the statements or omissions which result in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such indemnifying party or indemnified party and the parties' relative intent, knowledge, access to information supplied by such indemnifying party or indemnified party and opportunity to correct or prevent such statement or omission. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any action, suit, proceeding or claim.

3.	COVENANTS OF THE COMPANY.

(a)

The Company shall notify the holders of Registrable Securities included in a Registration Statement of the issuance by the Commission of any stop order suspending the effectiveness of such Registration Statement or the initiation of any proceedings for that purpose. The Company will make every reasonable effort to prevent the issuance of any stop order and, if any stop order is issued, to obtain the lifting thereof at the earliest possible time.

(b)

The Company shall use its best efforts to cause the Registrable Securities to be listed on NASDAQ SmallCap or any other exchange where the Common Stock is traded. If the Common Stock is not then listed on a national securities exchange, use its best efforts to facilitate the reporting of the Registrable Securities on NASDAQ SmallCap.

(c)	The Company shall take all other reasonable actions necessary to expedite and facilitate disposition of the Registrable Securities by the holders thereof pursuant to the Registration Statement.
(d)

With a view to making available to the holders of Registrable Securities the benefits of Rule 144 promulgated under the Securities Act and any other rule or regulation of the Commission that may at any time permit the Purchasers to sell securities of the Company to the public without registration, the Company shall:

a.

Make and keep public information available, as those terms are understood and defined in Rule 144, at all times after 90 days after the effective date of the Registration Statement filed by the Company for the offering of its securities to the general public;

b.	File with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Securities and Exchange Act of 1934 (the "1934 Act"); and
c.

Furnish to each holder of Registrable Securities, so long as such holder of Registrable Securities owns any Registrable Securities, forthwith upon written request: (a) a written statement by the Company that it has complied with the reporting requirements of Rule 144 (at any time after 90 days after the effective date of the first registration statement filed by the Company), the Securities Act and the 1934 Act (at any time after it has become subject to such reporting requirements), (b) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company and (c) such other information as may be reasonably requested and as is publicly available in availing the holders of Registrable Securities of any rule or regulation of the Commission which permits the selling of any such securities without registration.

(e)	Prior to the filing of the Registration Statement or any amendment thereto (whether pre-effective or post-effective), and prior to the filing of any prospectus or prospectus supplement related thereto, the Company shall provide each Selling Shareholder with copies of all pages thereto, if any, which reference such Selling Shareholder.

4.	MISCELLANEOUS.

(a)

Notices required or permitted to be given hereunder shall be in writing and shall be deemed to be sufficiently given when personally delivered or sent by registered mail, return receipt requested, addressed:

a.	If to the Company, at Ameritrans Capital Corporation, 747 Third Avenue, 4th Floor, New York, New York 10017, and
b.	If to a Purchaser, at the address set forth in his Offering subscription agreement, or at such other address as each such party furnishes by notice given in accordance with this Section 4 (a).
(b)

Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, will not operate as a waiver thereof. No waiver will be effective unless and until it is in writing and signed by the party giving the waiver.

(c)

This Agreement shall be enforced, governed and construed in all respects in accordance with the laws of the State of New York, as such laws are applied by New York courts to agreements entered into and to be performed in New York by and between residents of New York and without regard to its conflict of laws provisions. In the event that any provision of this Agreement is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any provision hereof which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision hereof.

(d)	This Agreement may not be assigned by the Purchaser other than to the purchaser or transferee of more than 50% of the Purchaser's Registrable Securities.
(e)

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by the Company and the holders of a majority in interest of the Registrable Securities.

(f)

This Agreement may be executed in two or more counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same Agreement.

IN WITNESS WHEREOF, the Company has executed this Agreement for the benefit of the Purchasers by its duly authorized officer as of the date first above written.

AMERITRANS CAPITAL CORPORATION
By:	/s/ Gary Granoff
Gary Granoff, President and Chief Executive Officer

PURCHASER
By:	Mitchell Partners, L.P.
By: James E. Mitchell, general partner of J.E. Mitchell & Co., L.P., its general partner

Exhibit D

WARRANT

TO PURCHASE SHARES

OF

AMERITRANS CAPITAL CORPORATION

NEITHER THIS WARRANT NOR THE COMMON STOCK TO BE ISSUED UPON EXERCISE HEREOF HAS BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”), OR QUALIFIED UNDER ANY STATE SECURITIES LAW (THE “LAW”), AND THIS WARRANT HAS BEEN, AND THE COMMON STOCK TO BE ISSUED UPON EXERCISE HEREOF WILL BE, ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR FOR RESALE IN CONNECTION WITH, ANY DISTRIBUTION THEREOF. NO SUCH SALE OR OTHER DISPOSITION MAY BE MADE WITHOUT AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND QUALIFICATION UNDER THE LAW RELATED THERETO OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO AMERITRANS CAPITAL CORPORATION AND ITS COUNSEL, THAT SAID REGISTRATION AND QUALIFICATIONS ARE NOT REQUIRED UNDER THE ACT AND LAW, RESPECTIVELY.

Warrant to Purchase 15,000 Shares

of Common Stock, $.0001 Par Value

Date: January 17, 2006

WARRANT TO PURCHASE COMMON STOCK

of

AMERITRANS CAPITAL CORPORATION

A Delaware corporation

Expires: January 17, 2011

This certifies that, for value received, Ameritrans Capital Corporation (the “Company” hereby grants MITCHELL PARTNERS, L.P. or registered assigns (the “Holder”) the right and warrant (the “Warrant may be exercised at the price of $6.44 per Share (the “Purchase Price”). This Warrant must be exercised, if at all, on or prior to January 17, 2011. The Shares issued or issuable upon exercise of this Warrant are sometimes referred to as the “Warrant Shares.” The term “Warrants” as used herein shall include this Warrant and any warrants delivered in substitution or exchange therefor as provided herein.

1. Exercise. This Warrant may be exercised at any time or from time to time, on any business day, for all or part of the full number of Shares during the period of time called for hereby, by surrendering it at the principal office of the Company, 747 Third Avenue, 4th Floor, New York, New York 10017, with the subscription form duly executed, together with payment by check for the Warrant Shares. No other form of consideration shall be acceptable for the exercise of this Warrant without prior approval of payment form by the Company. A Warrant shall be deemed to have been exercised immediately prior to the close of business on the date of its surrender for exercise as provided above, and the person entitled to receive the Shares issuable upon such exercise shall be treated for all purposes as the holder of such Shares of record as of the close of business on such date. As soon as practicable on or after such date, and in any event within ten (10) days thereof, the Company shall issue and deliver to the person or persons entitled to receive the same a certificate or certificates for the number of Shares issuable upon such exercise. Upon any partial exercise, the Company will issue and deliver to Holder a new Warrant or Warrants with respect to the Shares not so transferred. No fractional Shares shall be issued upon exercise of a Warrant. In lieu of any fractional share to which Holder would be entitled upon exercise, the Company shall pay cash equal to the product of such fraction multiplied by the Purchase Price.

2. Payment of Taxes. All Shares issued upon the exercise of a Warrant shall be duly authorized, validly issued and outstanding, fully paid and non-assessable. Holder shall pay all taxes and other governmental charges that may be imposed in respect of the issue or delivery thereof and any tax or other charge imposed in connection with any transfer involved in the issue of any certificate for Shares in any name other than that of the registered Holder of the Warrant surrendered in connection with the purchase of such shares, and in such case the Company shall not be required to issue or deliver any stock certificate until such tax or other charge has been paid or it has been established to the Company’s satisfaction that no tax or other charge is due.

3. Transfer and Exchange. Subject to the provisions of Section 8, this Warrant and all rights hereunder are transferable, in whole but not in part, only with the prior approval of the Company, which consent shall not be unreasonably withheld. If such a proposed transfer is so approved, this Warrant is transferable on the books of the Company maintained for such purpose at its principal office referred to above by Holder in person or by duly authorized attorney, upon surrender of this Warrant properly endorsed and upon payment of any necessary transfer tax or other governmental charge imposed upon such transfer. Notwithstanding the foregoing, the restrictions imposed upon the transferability of the Warrant do not apply to transfers made by the Holder, in whole or in part, to any subsidiary, parent, affiliate, general partner or limited partner of the Holder. Each taker and holder of this Warrant, by taking or holding the same, consents and agrees that this Warrant, when endorsed in blank, shall be deemed negotiable and that when this Warrant shall have been so endorsed, the Holder hereof may be treated by the Company and all other persons dealing with this Warrant as the absolute owner hereof for any purpose and as the person entitled to exercise the rights represented hereby or to the transfer hereof on the books of the Company, any notice to the contrary notwithstanding; but until such transfer on such books, the Company may treat the registered Holder hereof as the owner for all purposes.

4. Certain Adjustments.

4.1 In the event the Company shall (i) declare a dividend on its Common Stock in shares of Common Stock or make a distribution in shares of Common Stock, (ii) declare a stock split or reverse stock split of its outstanding shares of Common Stock, (iii) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock, or (iv) issue by reclassification of its shares of Common Stock other securities (including any such reclassification in connection with a consolidation or merger in which the Company or any of its subsidiaries is the continuing corporation), then the number of shares of Common Stock of the Company, deliverable to the Holder hereunder and the exercise price related thereto shall be adjusted so that the Holder shall be entitled to receive the kind and number of shares of Common Stock of the Company which the Holder has the right to receive, upon the happening of any of the events described above, with respect to the shares of the Company stock which were otherwise deliverable pursuant herein. An adjustment made pursuant to this paragraph shall become effective immediately after the effective date of such event.

4.2 Accountant’s Certificate as to Adjustment. In each case of an adjustment in the Shares receivable on the exercise of the Warrants, the Company at its expense shall cause its chief financial officer to compute such adjustment in accordance with the terms of the Warrants and prepare a certificate setting forth such adjustment and showing the facts upon which such adjustment is based. The Company will forthwith mail a copy of each such certificate to each holder of a Warrant at the time outstanding at the Holder’s address as shown in the Company’s books.

5. Loss or Mutilation. Upon receipt by the Company of evidence satisfactory to it (in the exercise of reasonable discretion) of the ownership of and the loss, theft, destruction or mutilation of any Warrant and (in the case of loss, theft or destruction) of indemnity satisfactory to it (in the exercise of reasonable discretion), and (in the case of mutilation) upon surrender and cancellation thereof, the Company will execute and deliver in lieu thereof a new Warrant of like tenor.

6. Reservation of Common Stock. The Company shall at all times reserve and keep available out of its authorized but unissued Shares, solely for the purpose of effecting the exercise of the Warrant, such number of its Shares as shall from time to time be sufficient to effect exercise of the Warrant; and if at any time the number of authorized but unissued Shares shall not be sufficient to effect such exercise, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued Shares to such number of Shares as shall be sufficient for such purpose, and may obtain agreements from a certain number of its holders of securities convertible into or exchangeable for Shares not to convert or exchange their securities until the Company has taken such corporate action.

7. Notices of Record Date. In the event of (i) any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or (ii) any capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company, any merger or consolidation of the Company with or into any other corporation (other than a merger of a wholly owned subsidiary into the Company), or any transfer of all or substantially all of the assets of the Company to any other person or any voluntary or involuntary dissolution, liquidation or winding up of the Company, the Company shall mail to the Holder at least thirty (30) days prior to the record date specified therein, a notice specifying (1) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution, (2) the date on which any such reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation or winding up is expected to become effective, and (3) the date, if any, that is to be fixed, as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their Shares (or other securities) for securities or other property deliverable upon such reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation or winding up.

8. Investment Representation and Restriction on Transfer; Securities Law Requirements.

(a) By its acceptance of this Warrant, Holder hereby represents and warrants to the Company that this Warrant and the Warrant Shares will be acquired for investment for its own account, not as a nominee or agent, and not with a view to the sale or distribution of any part thereof, and that it has no present intention of selling, granting participations in or otherwise distributing the same. By acceptance of this Warrant, Holder further represents and warrants that it does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to any person, with respect to this Warrant or the Warrant Shares.

(b) By its acceptance of this Warrant, Holder understands that this Warrant is not, and the Warrant Shares are not registered under the Securities Act of 1933, as amended (the “Act”), and are being offered in reliance on the exemption from registration requirements available under Regulation D of the Act. The Company anticipates, as soon as practicable after issuance of the Warrant, filing a registration statement covering the Shares issuable upon exercise of the Warrants (the “Registration Statement”). The Company will use its “best efforts” to have such Registration Statement be declared effective, but can make no assurances, however, that the Registration Statement will be declared effective by the SEC.

(c) Prior to issuance of the Warrant Shares, the Company shall have received an opinion of its counsel that the Shares may be issued upon such particular exercise in compliance with the Act. Without limiting the generality of the foregoing, the Company may delay issuance of the Shares until completion of any action or obtaining any consent, which the Company deems necessary under any applicable law (including, without limitation, state securities, or “Blue Sky” laws).

(d) By its acceptance of this Warrant, Holder understands that the Warrant and the Warrant Shares may not be sold, transferred, or otherwise disposed of without registration under the Act, or an exemption therefrom, and that in the absence of an effective registration statement covering the Warrant and the Warrant Shares or an available exemption from registration under the Act, the Warrant and the Warrant Shares must be held indefinitely. In particular, Holder is aware that the Warrant and the Warrant Shares may not be sold pursuant to Rule 144 promulgated under the Act unless all of the conditions of Rule 144 are satisfied. Among the conditions for use of Rule 144 are the availability of current information about the Company to the public, prescribed holding periods which will commence only upon Holder’s payment for the securities being sold, manner of sale restrictions, volume limitations and certain other restrictions. By its acceptance of this Warrant, Holder represents and warrants that, in the absence of an effective registration statement covering the Warrant or the Warrant Shares, it will sell, transfer or otherwise dispose of the Warrant and the Warrant Shares only in a manner consistent with its representations and warranties set forth herein and then only in accordance with the provisions of Section 8(e).

(e) By its acceptance of this Warrant, Holder agrees that in no event will it transfer or dispose of any of the Warrants or the Warrant Shares other than pursuant to an effective registration statement under the Act, unless and until (i) Holder shall have notified the Company of the proposed disposition and shall have furnished the Company with a statement of the circumstances surrounding the disposition, and (ii) if reasonably requested by the Company, at the expense of the Holder or transferee, it shall have furnished to the Company an opinion of counsel, reasonably satisfactory to the Company, to the effect that (A) such transfer may be made without registration under the Act and (B) such transfer or disposition will not cause the termination or the non-applicability of any exemption to the registration and prospectus delivery requirements of the Act or to the qualification or registration requirements of the securities laws of any other jurisdiction on which the Company relied in issuing the Warrant or the Warrant Shares; provided, however, that such opinion need not be furnished for the transfer of the Warrant or Warrant Shares, in whole or in part, to any subsidiary, parent, affiliate, general partner or limited partner of the Holder.

(f) The Company shall make, or cause its transfer agent to make, a notation regarding the transfer restrictions of the Warrant and the Warrant Shares in its stock books, and the Warrant and the Warrant Shares shall be transferred on the books of the Company only if transferred or sold pursuant to an effective registration statement under the Act covering the same or pursuant to and in compliance with the provisions of Section 8(e).

9. Notices. All notices and other communications from the Company to the Holder of this Warrant shall be mailed by first-class registered or certified mail, postage prepaid, to the address shown in the Company’s books.

10. Change; Waiver. Neither this Warrant nor any term hereof may be changed, waived, discharged or terminated orally, but only by an instrument in writing signed by the party against which enforcement of the change, waiver, discharge or termination is sought.

11. Terms. Unless otherwise defined herein, any terms used herein have the same meanings as in the Investment Summary.

12. Headings. The headings in this Warrant are for purposes of convenience in reference only, and shall not be deemed to constitute a part hereof.

13. Governing Law. This Warrant shall be construed and enforced in accordance with the law of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York. Any and all litigation arising out of this Warrant shall be conducted only in courts located in the State of New York, New York County.

14. Benefit of the Warrant. This Warrant shall be for the benefit of and shall be binding upon the heirs, executors, administrators and successors of the parties hereto.

CAPITAL CORPORATION
By:	/s/ Gary Granoff
Gary Granoff, President

AMERITRANS CAPITAL CORPORATION

EXERCISE NOTICE

Ameritrans Capital Corporation

747 Third Avenue, 4th Floor

New York, New York 10017

1.          EXERCISE OF WARRANT. Effective as of today, _____________, 20___, the undersigned (“Purchaser”) hereby elects to purchase ___________ shares (the “Shares”) of the common stock, $.0001 par value, of Ameritrans Capital Corporation (the “Company”) under and pursuant to the Warrant Agreement dated ___________ (the “Warrant Agreement”). The purchase price for the Shares shall be as set forth in the Warrant Agreement, as adjusted.

2.          DELIVERY OF PAYMENT. Purchaser herewith delivers to the Company the full purchase price for the Shares by check or by another form of payment previously approved by the Company.

3.          REPRESENTATION OF PURCHASER. Purchaser acknowledges that Purchaser has received, read, and understood the Warrant Agreement and agrees to abide by and be bound by its terms and conditions.

4.          RIGHTS AS SHAREHOLDER. Until the issuance (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company) of the stock certificate evidencing the Shares, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Shares, notwithstanding the exercise of the Warrant. A share certificate for the number of Shares so acquired shall be issued to the Warrantee as soon as practicable after exercise of the Warrant.

5.          TAX CONSULTATION. Purchaser understands that Purchaser may suffer adverse tax consequences as a result of Purchaser’s purchase or disposition of the Shares. Purchaser represents that Purchaser has consulted with any tax consultants Purchaser deems advisable in connection with the purchase or disposition of the Shares and that Purchaser is not relying on the Company for any tax advice.

6.          ENTIRE AGREEMENT. The Stock Warrant Agreement is incorporated herein by reference. This Exercise Notice and Warrant Agreement, constitute the entire agreement of the parties and supersede in their entirety all prior undertakings and agreements of the Company and Purchaser with respect to the subject matter hereof.

Agreed to and Submitted by:	Accepted by:
PURCHASER:
By:
Address:	Its:

FORM OF ASSIGNMENT

FOR VALUE RECEIVED the undersigned, registered owner of this Warrant, hereby sells, assigns and transfers unto the Assignee named below all of the rights of the undersigned under the within Warrant, with respect to the number of shares of common stock, $.0001 par value, of Ameritrans Capital Corporation (“Ameritrans”) set forth below:

Name of Assignee:	Address:	No. of Shares:

and does hereby irrevocably constitute and appoint Continental Stock Transfer & Trust Company, 17 Battery Place South, 8th Floor, New York, NY 10004 to make such transfer on the books of Ameritrans maintained for the purpose, with full power of substitution in the premises.

Signature
Date
Witness

DESIGNATION IN THE EVENT OF HOLDER’S DEATH

Holder hereby designates the following as the person(s) to exercise the rights of Holder under this Agreement in the event of Holder’s death:

Primary Designee(s):	Name:
Address:

Telephone Number:

Or, in the event of the death or incapacity of my Primary Designee(s):

Secondary Designee(s):	Name:
Address:

Telephone Number:

If no one is designated above, or, in the event of death or incapacity of the Primary and Secondary Designee(s), then Holder designates the duly court-appointed or legally authorized Executor or Administrator of Holder’s estate (including Preliminary or Temporary Executor or Administrator).